Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF THE
SERIES A-1 CONVERTIBLE PREFERRED STOCK
OF
MABVAX THERAPEUTICS HOLDINGS, INC.

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), it is hereby certified that:

1.           The name of the Company is MabVax Therapeutics Holdings, Inc. (the “Company”).

2.           The designation of the series of shares of stock of the Company to which this certificate relates is the “ Series A-1 Convertible Preferred Stock.”

3.           Pursuant to Section 151 of the DGCL and authority granted in the Certificate of Incorporation of the Company (the “Certificate of Incorporation”), the Board of Directors of the Company previously designated 2,763,000 shares of preferred stock as Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), and established the voting powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of such series as set forth in the Certificate of Designations, Preferences and Rights of Series A-1 Preferred Stock (the “Series A-1 Certificate of Designations”), with respect to such Series A-1 Preferred Stock, which Series A-1 Certificate of Designations has been heretofore filed with the Secretary of State of the State of Delaware.

4.           None of the authorized shares of Series A-1 Preferred Stock are outstanding and none will be issued subject to the Series A-1 Certificate of Designations.

5.           The Board of Directors of the Company has duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that none of the authorized shares of Series A-1 Preferred Stock are outstanding, and that none will be issued subject to the Series A-1 Certificate of Designations;

FURTHER RESOLVED, that pursuant to the authority conferred on the Board of Directors by the provisions of Section 151 of the DGCL, the Board of Directors hereby eliminates the Series A-1 Preferred Stock;

FURTHER RESOLVED, that the proper officers of the Company, or any one or more of them, are hereby authorized, in the name and on behalf of the Company, pursuant to Section 151(g) of the DGCL, to execute and file a Certificate of Elimination of the Series A-1 Preferred Stock of MabVax Therapeutics Holdings, Inc. with the Secretary of State of the State of Delaware, which shall have the effect, when filed with the Secretary of State of the State of Delaware, of eliminating from the Certificate of Incorporation all matters set forth in the Series A-1 Certificate of Designations with respect to such Series A-1 Preferred Stock; and

FURTHER RESOLVED, that in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Series A-1 Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Company, without designation as to series.

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IN WITNESS WHEREOF, the Company has caused this certificate to be signed by its duly authorized officer this 22nd day of September, 2016.

MABVAX THERAPEUTICS HOLDINGS, INC. By: /s/ J. David Hansen Name: J. David Hansen Title: President and Chief Executive Officer